GLOBAL corporate compliance

February 9, 2007

07021308

SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH. D.C. 186 SECTION

Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the period ended November 30, 2006
2. CEO Certification for the period ended November 30, 2006
3. CFO Certification for the period ended November 30, 2006
4. Management's Discussion and Analysis for the period ended November 30, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

encl.

Dlw 2/27

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-5084

GLOBEL
D • I • R • E • C • T

Combining Talent, Technology and Experience to Deliver More



Interim Financial Statements

For the Second Quarter Ended November 30, 2006

These financial statements have not been reviewed by our auditors Grant Thornton LLP

quali t y
r eputation
sec u rity
cu s tomer focus
exper t ise

GLOBEL DIRECT

SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH. D.C. 186 SECTION

GLOBEL DIRECT

Interim Financial Statements

For the Second Quarter Ended November 30, 2006

These financial statements have not been reviewed by our auditors Grant Thornton LLP

GLOBEL
D·I·R·E·C·T

Q2 - 2007F
GLOBEL DIRECT, INC.
Consolidated Statement of (Loss) Earnings and Deficit
(unaudited)

	3 months ended November 30		6 months ended November 30	
	2006	2005	2006	2005
REVENUES				
Revenue	$ 1,806,978	$ 2,012,428	$ 3,650,499	$ 3,829,532
EXPENSES				
Production	926,685	1,232,069	1,955,022	2,311,488
Administration	745,039	914,201	1,478,769	1,653,026
Selling and marketing	191,916	174,738	413,770	300,606
Interest expense - current	25,647	45,277	39,413	63,827
- long-term	130,698	46,190	262,725	132,756
Amortization	103,998	76,143	200,790	151,200
	2,123,983	2,488,618	4,350,489	4,612,903
Loss from operations	(317,005)	(476,190)	(699,990)	(783,371)
Non operating (gains)/losses	-	(48,638)	-	(48,638)
Net earnings (loss)	$ (317,005)	$ (427,552)	$ (699,990)	$ (734,733)
(Deficit) retained earnings, beginning of year	$ (12,726,901)	$ (10,888,544)	$ (12,343,916)	$ (10,581,363)
Net earnings (loss)	(317,005)	(427,552)	(699,990)	(734,733)
	-	-	-	-
Deficit, end of year	$ (13,043,906)	$ (11,316,096)	$ (13,043,906)	$ (11,316,096)
Earnings per share (note 3 c)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

GLOBEL
D • I • R • E • C • T

GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal period ended November 30 2006	May 31 2006
ASSETS		
Current Assets		
Accounts Receivable	$ 1,149,772	$ 1,424,110
Inventory	60,309	65,300
Deposits and prepaid expenses	205,898	359,531
Total Current Assets	1,415,979	1,848,941
Capital assets	1,646,959	1,837,182
Long-term receivable	50,000	50,000
Investments at cost	24,282	24,282
Deferred financing costs	142,281	115,671
Deferred development costs	97,274	104,480
Total Assets	$ 3,376,775	$ 3,980,556
LIABILITIES		
Current Liabilities		
Bank overdraft	$ 43,434	$ 49,362
Payables and accruals	1,700,416	1,843,937
Postage advances	433,102	610,368
Current portion - long-term debt and capital leases (note 4)	431,767	445,899
Current portion - deferred lease inducement	20,000	20,000
Convertible debenture (note 6)	1,710,000	-
Total Current Liabilities	4,338,719	2,969,566
Deferred lease inducement	58,331	68,333
Long-term debt and capital leases (note 4)	1,936,191	2,001,630
Shareholder loans (note 5)	451,500	-
Convertible debenture - long-term portion (note 6)	-	1,247,217
Total Liabilities	$ 6,784,741	$ 6,286,746
SHAREHOLDERS' EQUITY		
Share capital (note 3)	$ 9,538,650	$ 9,951,896
Contributed surplus	97,290	85,830
Retained earnings	(13,043,906)	(12,343,916)
Total Shareholders' Equity	$ (3,407,966)	$ (2,306,190)
Total Liabilities & Equity	$ 3,376,775	$ 3,980,556

(Signed) "J.R. Richardson" Director

(Signed) "Daryl H. Gilbert" Director

GLOBEL DIRECT

GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

	3 months ended November 30 2006	3 months ended November 30 2005	6 months ended November 30 2006	6 months ended November 30 2005
Increase (decrease) in cash and cash equivalents				
OPERATING				
Net (loss) earnings	$ (317,005)	$ (427,552)	$ (699,990)	$ (734,733)
Items not affecting cash:				
Amortization - capital assets	96,793	76,143	193,585	151,200
Amortization - deferred financing costs	11,464	-	22,927	-
Amortization - lease inducement	(5,001)	-	(10,002)	-
Stock-based compensation	5,730	-	11,460	-
Amortization - deferred development costs	7,206		7,206	-
Forgiveness of debt	-	(48,638)		(48,638)
Convertible debenture fee	-	-	-	-
Funds provided by (used in) operating activities	(200,813)	(400,047)	(474,814)	(632,171)
Changes in non-cash working capital:				
Accounts receivable	(27,268)	(182,245)	274,338	(281,205)
Prepaids, inventory, deferred development costs	4,546	(49,535)	158,624	(123,735)
Accounts payable and accruals	(147,221)	(30,078)	(143,521)	148,997
Postage advances	(58,817)	(19,659)	(177,266)	(191,376)
Changes in operating assets and liabilities	(228,760)	(281,517)	112,175	(447,319)
Cash provided by (used in) operating activities	(429,573)	(681,564)	(362,639)	(1,079,490)
FINANCING				
Lease inducement received	-	-	-	-
(Repayment of) proceeds from operating line of credit, net	-	(14,584)		(23,900)
Repayment of long-term debt	(34,975)	(24,210)	(79,571)	(49,440)
Issue costs of new share issuance		(126,599)		(126,599)
Proceeds from new convertible debenture		1,500,000		1,500,000
Deferred financing costs of convertible debenture	-	(145,707)	-	(145,707)
Repayment of capital leases	-	(233,645)	-	(233,645)
Proceeds (repayment) from shareholder and affiliate loans	391,500	-	451,500	421,000
Cash provided by financing activities	356,525	955,255	371,929	1,341,709
INVESTING				
Purchase of capital assets	-	(144,473)	(3,362)	(144,473)
Cash used in investing activities	-	(144,473)	(3,362)	(144,473)
Net increase (decrease) in cash and cash equivalents	(73,048)	129,218	5,928	117,746
Beginning of period	29,614	7,251	(49,362)	18,723
End of period	$ (43,434)	$ 136,469	$ (43,434)	$ 136,469

GLOBEL
D · I · R · E · C · T

Notes to Consolidated Financial Statements
For period of six months ended November 30, 2006 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.
Please note that these interim financial statements have not been reviewed by the Corporation's Auditors, and as such are unaudited.

2. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2006, the Corporations latest annual report.

3. Share Capital

a. Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares
Unlimited number of Series B non-cumulative non-voting second preferred shares
Unlimited number of Series C non-cumulative non-voting second preferred shares

b. Issued and outstanding:

Common		
	Number of Shares	**Amount**
Balance, May 31, 2006	62,148,973	$ 8,336,641
Issued during the period	0	$ 0
Balance, November 30, 2006	62,148,973	$ 8,336,641
Series A Second Preferred shares		
Balance, May 31, 2006	249,914	$ 132,810
Issued during the period	0	$ 0
Balance, November 30, 2006	249,914	$ 132,810
Series B Second Preferred shares		

	Number of Shares	Amount
Balance, May 31, 2006	750,000	$ 750,000
Issued during the period	0	$ 0
Balance, November 30, 2006	750,000	$ 750,000
Series C Second Preferred shares		
Balance, May 31, 2006	750,000	$ 750,000
Issued during the period	0	$ 0
Balance, November 30, 2006	750,000	$ 750,000
Less: Share issuance costs – prior		$ 460,801
- during		$ 0
Share capital, November 30, 2006		**$ 9,538,650**

c. **Per share amounts:** Per share amounts are calculated based on the weighted average number of common shares outstanding during the period of 62,148,973 (2005 – 37,246,969). Diluted per share amounts have not been presented as they are anti-dilutive.

d. **Warrants:** There were no warrants issued during the period, and there were no warrants outstanding at May 31, 2006.

4. **Long Term Debt**

	November 30/06	May 31/06
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003	$35,000	$65,000
Long-term payable, unsecured, relating to a settlement, repayable by monthly payments to begin in September, 2006 for a term of 48 months of blended principal and interest payments of $9,979 per month. The company is currently in negotiations with the note holder regarding this item. No principal or interest payments have been made to date.	$385,000	$385,000
Operating loan as renegotiated from operating line of credit in July, 2005, in exchange for a first charge against the company's accounts receivable. This operating loan bears an annual effective interest rate of 19.25% and requires monthly interest payments and monthly principal repayments ranging from $3,000 to a maximum of $11,000 per month. There is no set final repayment		

date. The company, with agreement of the operating loan provider, has temporarily postponed monthly principal repayments, and is currently only making monthly interest payments.	$1,368,970	$1,379,191
Capital lease for equipment beginning November, 2005 for 60 months. Blended payments of $12,870 are due monthly, with the exception of May, 2006 and November, 2006 where the payment is $137,870. The capital lease is secured by the equipment on the capital lease. The balloon payment scheduled for November 2006 was not made, and the parties are currently negotiating changes to this instrument.	$578,988	$618,338
	$2,367,958	$2,447,529
Less: portion due within one year	(431,767)	(445,899)
	$1,936,191	$2001,630

Future principal repayments are due as follows:

2007 remainder	$366,328
2008	$329,239
2009	$346,486
2010	$371,304
2011 and thereafter	$954,601

5. **Shareholder loans**

	November 30/06	May 31/06
Working capital loan received during the first quarter, provided by a director, and a company controlled by a director, bears no interest, and is not required to be repaid prior to September, 2007. A further $391,500 was advanced during the second quarter by directors, key employees and companies controlled by directors, bearing no interest, with no repayment requirements during the next twelve months.	$451,500	$0

6. **Convertible Debentures**

The company received $1,700,000 (November, 2005 $1,500,000 and April, 2006 $200,000) during the last fiscal year in financing by issuing a convertible debenture to Quorum Secured Equity Trust (QSET), convertible in whole or in part into 28,333,333 common shares of the Company, at the holders option, at a conversion price of $0.06 per common share during the first 2 years and increasing by 10% per year thereafter. This debenture, secured by a general security agreement against assets of the Company, matures on December 15, 2009 and bears interest of

8.5% per annum, payable quarterly. A representative from QSET has been appointed to the Company's board as a director. The principal amount of the debenture was originally classified as a long-term liability as the strike price was not yet in the money, and issue costs for this debenture are being expensed over the term of the debenture. In addition, there was a $10,000 fee related to the convertible debenture, also due on maturity.
Pursuant to EIC 158, the convertible debentures were bifurcated as follows:

Convertible debentures	$1,247,217
Equity portion of convertible debentures	462,783
	$1,710,000

As at November 30, 2006, the Company was offside on financial covenants of this debenture, and due to a requirement of GAAP, the equity portion and related issue costs of this debenture were reclassified from share capital and long-term liabilities to current liabilities. The Company and QSET are currently in discussion regarding a resolution.

7. Related Party transactions

During the first six months, the Company had the following transactions with related parties:

Paid rent and operating costs in the amount of $188,952 to a company with common officers, directors and shareholders.

8. Stock-based Compensation

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants up to 10% of the issued and outstanding common shares. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted. The exercise price of each option shall be no less than the market price of the Company's shares at the grant date of the options.

a) April 3, 2006, the Company issued 4,375,000 options to purchase common shares of the Company at $0.10 per share, to its officers and senior employees. These options have a term of 5 years, and are vested evenly over the first 3 years of the term. 1,458,332 options are exercisable as at November 30, 2006.

b) April 3, 2006, the Company issued 300,000 options to purchase common shares of the Company at $0.10 per common share, to its consultants. These options have a term of 2 years, with no vesting requirements, and all were exercisable as at November 30, 2006.

c) The Company is required to record an expense in the period issued. The fair value of these options was estimated to be $11,460 for the first two quarters, which was recorded as a general and administrative expense during the first two quarters, with an equal amount credited to contributed surplus. The weighted average fair market value of warrants granted for the year ended May 31, 2006 was $0.10 per option. The fair value of each option was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

- Risk free rate 4%
- Estimated hold period to exercise 2 – 5 years
- Volatility in the price of the Company's shares 128%

82-5084

MODIFIED FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Leslie R. Byle, Chief Financial Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: January 29, 2007

<u>(signed) "Leslie R. Byle"</u>
Leslie R. Byle, CGA
Chief Financial Officer
Globel Direct, inc.

82-5084

MODIFIED FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, J. R. Richardson, Chief Executive Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ending November 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: January 29, 2007

(signed) "J. R. Richardson"
J. R. Richardson
Chief Executive Officer
Globel Direct, inc.

82-5084

GLOBEL
D · I · R · E · C · T

Combining Talent, Technology and Experience to Deliver More

Management Discussion & Analysis –Form 51-102F1

For the Second Quarter
Ended November 30, 2006



These financial statements have not been reviewed by our auditors Grant Thornton LLP

quality
reputation
security
customer focus
expertise

GLOBEL
D ▸ I ▸ R ▸ E ▸ C ▸ T

Form 51 –102F1

MANAGEMENT DISCUSSION & ANALYSIS

For the Second Quarter Ended November 30, 2006

This Management Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended November 30, 2006. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended November 30, 2006 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2006 and 2005. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. This MD&A has been prepared in the form prescribed by Form 51-102F1 and provides the level of disclosure required for interim MD&A pursuant to National Instrument 51-102. This MD&A was completed on January 29, 2007.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel has completed yet another challenging quarter, however is continuing to make strides forward. Gross margins as a percentage of revenue have been steadily increasing, quarter over quarter, in line with the objective of Globel's Management to seek new business opportunities bearing recurring revenue streams and higher profit margins, through client win-backs and new opportunities currently in the sales pipeline. The Company continues to remain challenged with the current competitive labour environment, higher than normal interest costs on its long-term operating loan, and less than optimal working capital. Management is currently seeking a new financing to address its current working capital issues and believes that a few profitable quarters will assist in further stabilizing the Company's financial position, and its ability to hire and retain the best employees. Management continues to monitor these issues and remains committed to fulfilling its vision of growth and rebuilding shareholder value.

Summary of Quarterly Results

For the Quarters Ended:

	30-Nov-06	30-Nov-05	31-Aug-06	31-Aug-05
Revenue	1,806,978	2,012,428	1,843,521	1,817,104
Gross Margin	880,293	780,359	815,184	737,685
EBITDA (See Non-GAAP Measure defined below)	(56,662)	(308,580)	(140,400)	(127,008)

Income (Loss) from Operations	(317,005)	(476,190)	(382,985)	(307,181)
Net Income (Loss)	(317,005)	(427,552)	(382,985)	(307,181)
Basic Income (Loss) from Operations per share	(0.01)	(0.01)	(0.01)	(0.01)
Basic Earnings (Loss) per share	(0.01)	(0.01)	(0.01)	(0.01)

	31-May-06	31-May-05	28-Feb-06	28-Feb-05
Revenue	2,214,617	1,914,656	1,892,102	2,176,047
Gross Margin	994,639	614,214	738,434	716,478
EBITDA (See Non-GAAP Measure defined below)	7,967	(342,726)	(264,628)	(219,121)
Income (Loss) from Operations	(326,564)	(784,985)	(525,054)	(465,342)
Net Income (Loss)	(514,122)	(553,880)	(513,698)	(390,342)
Basic Income (Loss) from Operations per share	(0.01)	(0.02)	(0.01)	(0.01)
Basic Earnings (Loss) per share	(0.01)	(0.02)	(0.01)	(0.01)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Non-GAAP Measure

Globel Direct uses EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), a Non-GAAP measure to assess performance. Securities regulators require that issuers caution readers that measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. EBITDA is presented solely as a supplemental disclosure because management believes it provides useful information regarding operating performance. We define EBITDA as Net Earnings (loss) before Interest, Depreciation, Amortization, and non-operating items, as reflected in the above table.

Results of Second Quarter Ended November 30, 2006

Revenue for the second quarter ended November 30, 2006 of the current fiscal year was $1.81 million, decreasing from the prior year's revenue of $2.01 million. This was a 10% decrease over the prior year's quarter, however the prior years revenue included $0.1 million of lease inducement which was reclassified at the last fiscal year-end and is now being amortized over the lease term. Year to date revenues are $3.65 million vs last years period of $3.83 million. Again with the $0.1 adjustment to the prior year period, revenues have remained stable.

Production expenses during the second quarter decreased to $0.93 million from $1.23 million a year earlier, resulting in an increase to gross margins for the quarter from 39% for last year's quarter to 49% for the latest quarter, which is consistent with Globel's current fiscal year trend to improve gross

margins through fixed cost containment, and towards a more revenue driven model. Year to date production expenses have also decreased significantly from $2.31 million in 2005 to the current year of $1.96 million. Gross margins have increased year to date from 40% in 2005 to 46%, a definite indication that changes management has introduced are beginning to show results.

Administrative expenses of $0.75 million were incurred for the second quarter of the current fiscal year as compared with $0.91 million for the prior year's quarter. Selling and marketing expenses increased slightly to $0.19 million for the current quarter, compared with $0.17 million for the prior year. This increase is due primarily to the current labour market and Management is working diligently to build a sales force that will drive additional revenue growth for future periods. Year to date administrative expenses were $1.48 million vs. $1.65 million from the prior year. Selling and marketing expenses year to date were $0.41 million vs $0.30 million from the prior year.

Bank charges and interest expense have increased to $0.16 million from $0.09 million for the prior years quarter. This increase is due to the new convertible debentures secured at the end of the prior years second quarter. Amortization expenses have increased slightly to $0.10 million, compared with $0.08 million from the prior year, due to capital assets acquired through capital leases at the end of the second quarter of the prior year. Year to date bank and interest charges increased to $0.30 million from $0.20 million for the prior year, again, increased as a result of the new convertible debenture not bearing interest for the first six months of the prior year. Year to date amortization was $0.20 million vs. $0.15 million for the prior year due to amortization of assets under capital leases.

EBITDA for the second quarter, yielded a negative $0.06 million, compared with a negative $0.31 million from last years first quarter. EBITDA year to date was negative $0.20 million a significant improvement over the negative $0.44 million of the same period a year ago. Management anticipates that incremental revenue increases will be the catalyst needed to move current EBITDA to positive levels as gross margins continue to increase.

Loss from operations and net loss reported for the second quarter ended November 30, 2006 was $0.32 million. The same period last year had a loss from operations of $0.48 million and a net loss of $0.43 million. Year to date net loss from operations and net loss was $0.70 million vs net loss from operations in prior year of $0.78 million and a net loss of $0.73 million. Losses of the current year are primarily related to Globel's fixed infrastructure, which has been maintained to certain levels in order to support the Company's longer-term objective of restoring profitability and growth.

Liquidity and Capital Resources

Working capital at the end of the second quarter was negative $2.92 million, compared with negative $1.12 million at the most recent fiscal year end of May 31, 2006, for a decline of $1.80 million year-to-date. This decline resulted from an offside financial covenant under the QSET convertible debenture. Due to a requirement of GAAP, the equity portion and related issue costs, originally recorded in share capital ($0.46 million) and long-term liabilities ($1.25 million), were reclassified to current liabilities. The Company and QSET are currently in discussion regarding a resolution. The Company's working capital ratio at November 30, 2006 was 0.27 to 1.0 versus 0.62 to 1.0 from the most recent fiscal year end. Total current liabilities have increased to $4.34 million from $2.97 million at May 31, 2006, again, resulting from the reclassification of the debenture.

During the second quarter ended November 30, 2006 Globel repaid $0.035 million of its long-term debt and capital leases ($0.080 million year-to-date), and received new shareholder loans of $0.39 million ($0.45 million year-to-date) to supplement current working capital requirements. Total liabilities have increased to $6.78 million from $6.29 million at the most recent year ended May 31, 2006, an increase of $0.50 million over the period directly attributable to the reclassification of the convertible debenture mentioned above. Total assets of the Company have decreased to $3.38 million, a decline of $0.60 million since the year-end total of $3.98 million.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2007 remainder	$ 256,094	$ 82,196	$ 338,290
2008	463,052	56,316	519,368
2009	411,761	30,476	442,237
2010	435,238	864	436,102
2011 and thereafter	377,784	-	377,784
	$ 1,943,929	$ 169,852	$ 2,113,781

Related Parties Transactions

During the first six months, the Company paid rent and operating costs in the amount of $188,952 (2005 - $190,872) to a company with common officers, directors and shareholders.

These transactions are measured at the exchange amount, which was the amount of consideration established and agreed upon by the related parties.

Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares
Unlimited number of Series B non-cumulative non-voting second preferred shares
Unlimited number of Series C non-cumulative non-voting second preferred shares

b) Issued:

	Number of Shares	Amount
Common:		
Balance, May 31, 2006	62,148,973	$8,366,641
Issued during the period	0	$0
Balance, November 30, 2006	62,148,973	$8,366,641
Preferred:		
Balance, May 31, 2006	1,749,914	$1,632,810
Issued during the period	0	$0
Balance, November 30, 2006	1,749,914	$1,632,810
Less: Share issue costs		
Balance, May 31, 2006		$460,801
Incurred during the period		$0
Balance, November 30, 2006		$460,801
Total share capital, November 30, 2006		**$9,538,650**

c) Per share amounts are calculated based on the weighted average number of common shares outstanding during the period of 62,148,973 (2005 – 37,246,969). Diluted per share amounts have not been presented as they are anti-dilutive.

d) There were no warrants issued during the period, and there were no warrants outstanding as at May 31, 2006.

Changes in Accounting Policies

There have been no changes from policies in effect as at May 31, 2006, the Company's latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, its dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Critical Accounting Estimates

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

In the course of the preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from those estimates.

Disclosure Controls and Procedures

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis, particularly information relevant to the period in which annual filings are being prepared. Management believes that these disclosure controls and procedures have been effective during the first six months ended November 30, 2006.

Proposed Transactions

Globel Direct is currently seeking new financings to supplement its current working capital, restructure its existing debt instruments, and to enable the development or acquisition of complementary business services offerings. It is anticipated that some of these transactions, currently under non-

binding letters of intent, will be completed, or close to completion by the end of the third quarter, subject to applicable shareholder and regulatory approvals, if required.

Outlook

Fiscal 2007 is expected to deliver continued improvements to its profit margins, and to deliver revenue growth, through the mining of additional sources of revenue through existing clients and through successful negotiations acquiring new and win-back clients. The company's management continues to work towards the building of a sustainable business model, which will allow the Company's excess operating capacity to be fully utilized and thus enhance shareholder value.

Directors and Officers

J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Michael Goffin - Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer

Investor Relations Contact

J.R. Richardson – President, Chief Executive Officer, Director
1324 – 36 Avenue NE
Calgary, AB T2E 8S1
Phone: (403) 531-6550
Fax: (403) 531-6560
Toll Free: 1-800-551-5721
Email: jr.richardson@globel.com

END